

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer
PrimeWest Energy Trust
150 Sixth Avenue, S.W., Suite 5100
Calgary, Alberta
Canada  T2P 3Y7

     **Re:**    **PrimeWest Energy Trust**
             **Form 40-F for the Fiscal Year Ended December 31, 2005**
             **Filed March 30, 2006**
             **File No. 333-13238**

Dear Mr. Feuchuk:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief